Exhibit 99.1

MediWound Reports BARDA Contract Award to Vericel for NexoBrid® Valued at up to $197 Million

YAVNE, Israel, April 2, 2026 — MediWound Ltd. (Nasdaq: MDWD), a global leader in next-generation enzymatic therapeutics focused on non-surgical tissue repair, today announced that Vericel Corporation (NASDAQ:VCEL), its exclusive distributor of NexoBrid® in North America, has been awarded a ten-year contract valued at up to $197 million by the U.S. Biomedical Advanced Research and Development Authority (BARDA), part of the Administration for Strategic Preparedness and Response (ASPR) within the U.S. Department of Health and Human Services (HHS).

Vericel reported that the contract is for the procurement of NexoBrid, establishment and maintenance of a Vendor Managed Inventory (VMI) system, design and validation of a U.S.-based manufacturing facility, and the development of a next generation formulation and additional indication for NexoBrid.

Vericel further reported that the base period contract of $35 million includes approximately $10 million over the next 12 months for the initial procurement of NexoBrid for the U.S. Strategic National Stockpile and VMI establishment, funding for VMI-related services and initial development activities for a potential expanded NexoBrid indication for the treatment of blast trauma injuries.

According to Vericel, the ten-year contract, effective as of April 1, 2026, also includes optional awards for additional NexoBrid procurement to expand the Strategic National Stockpile, further clinical development for a potential blast trauma indication, design and validation of a potential U.S.-based manufacturing facility and the development and procurement of a room temperature stable formulation of NexoBrid.

About NexoBrid®

NexoBrid is a topically administered, biological orphan drug for the enzymatic removal of eschar in patients with deep partial- and full-thickness thermal burns. It selectively removes non-viable tissue while preserving viable tissue and is approved for use in adults and pediatric patients in over 40 countries, including the United States, European Union, and Japan.

NexoBrid development has been supported with federal funds from the Biomedical Advanced Research and Development Authority (BARDA), under contract HHSO100201500035C.About MediWound Ltd.

About MediWound

MediWound Ltd. (Nasdaq: MDWD) is a global biotechnology company pioneering enzymatic, non-surgical therapies for tissue repair. The company’s FDA-approved biologic, NexoBrid®, is indicated for the enzymatic removal of eschar in thermal burns and is marketed in the United States, European Union, Japan, and additional international markets. MediWound’s late-stage pipeline product, EscharEx®, is an investigational therapy for the debridement of chronic wounds, with potential to become a new standard of care in wound management.

For more information, visit www.mediwound.com and follow us on LinkedIn and X (formerly Twitter).

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause MediWound’s actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are based on current expectations, estimates, forecasts and projections about future events and are subject to a number of risks and uncertainties, many of which are beyond our control.
This press release is based, in part, on information reported by Vericel Corporation, MediWound’s exclusive distributor of NexoBrid® in North America, regarding its contract with BARDA, and MediWound has not independently verified such information.
Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “expects,” “believes,” “estimates,” “potential,” “will,” “would,” “should,” “could,” “may,” and similar expressions. In particular, this press release contains forward-looking statements regarding the expected benefits related to the BARDA contract awarded to Vericel, including potential procurement of NexoBrid®, development activities, and the potential impact on MediWound.
Factors that could cause actual results to differ materially include, but are not limited to: uncertainties related to the timing, scope and extent of BARDA procurement and the exercise of contract options; MediWound’s relationship with Vericel and its role under the distribution agreement; risks related to regulatory approvals and clinical development activities; the inherent uncertainties associated with the development and commercialization of biopharmaceutical products; market acceptance of our products; competition; our ability to manufacture and supply our products; and other factors described in MediWound’s filings with the U.S. Securities and Exchange Commission (“SEC”), including in our Annual Report on Form 20-F for the year ended December 31, 2025, filed on March 5, 2026, and subsequent reports on Form 6-K.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. MediWound undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MediWound Contacts:

Hani Luxenburg Chief Financial Officer MediWound Ltd. ir@mediwound.com	Daniel Ferry Managing Director LifeSci Advisors, LLC daniel@lifesciadvisors.com